Free Writing Prospectus Dated June 28, 2011 Registration Statement No. 333-156423 Filed Pursuant to Rule 433

Morgan Stanley S and P 500[R] Crude Oil Linked ETN

[] Factsheet
[] Prospectus

The Morgan Stanley S and P 500[R] Crude Oil Linked ETN (ticker: BARL) tracks the performance of the S and P 500[R] Oil Hedged Index (the "Index"), which provides exposure to the S and P 500[R] Total Return Index and an equal weighted combination of near-term NYMEX West Texas Intermediate (WTI) Light Sweet Crude and ICE Brent (Brent) Crude Oil futures contracts. A $100 investment in the
Morgan Stanley S and P 500[R] Crude Oil Linked ETN provides a $100 exposure to the S and P 500 Index and a $50 exposure to each of the WTI and Brent futures.
Each exposure is rebalanced on a monthly basis.

The ETNs are designed to provide access to both the price of crude oil, as expressed by the prices of the two futures contracts, and the prices of large-cap U.S. equities, as expressed by the S and P 500 Index, in a single exchange-traded security. The index rebalancing feature provides equal exposure to the equity and crude oil futures components upon each rebalancing, preventing continued imbalances in the component weights that may occur due to market movements. In addition, although both WTI and Brent futures contracts provide exposure to the crude oil market, investing in a combination of WTI and Brent futures contracts may result in certain diversification benefits relative to investing in a single crude oil futures contract.

Index Calculation
The Index is calculated based on the total return of the S and P 500 Total Return
Index and a combination of rolling near-term WTI and Brent futures contracts.
The Index is rebalanced monthly to equalize exposures to each. On each rebalancing, the total crude oil futures exposure will be split equally between
WTI and Brent futures contracts and will be equal in weight to the S and P exposure.

ETN Product Profile

Product Name                 Morgan Stanley S and P 500[R] Crude Oil Linked ETN
ETN Ticker                                                                 BARL
Intraday Indicative Value Ticker                                        BARL.IV
Underlying Index                                S and P 500[R] Oil Hedged Index
Index Ticker                                                             SPOILH
Issuer                                                           Morgan Stanley
ETN Annual Tracking Fee                                                   0.79%
Primary Exchange                                                      NYSE Arca
CUSIP                                                                 61760E390
ETN Inception Date                                                June 28, 2011
ETN Maturity Date                                                  July 1, 2031

Historical Aggregate Returns
                                                1 Year 5 Year 10 Year
S and P 500[R] Oil Hedged Index (ticker SPOILH)   66%   -34%     98%
S and P 500[R] Total Return Index (ticker SPTR)   25%    14%     26%
WTI Front Month Futures (ticker CL)               20%   -39%     54%
Brent Front Month Futures (ticker CO)             53%   -16%    129%

Source: Bloomberg and S and P, as of June 1, 2011. The returns are provided for informational purposes only. Historical performance of the indices and futures contracts is not indicative of future performance of the indices, futures contracts or the ETNs. There is no guarantee that the Index or the ETNs will perform as well as or outperform any investment strategy. The data for the S and
P 500[R] Oil Hedged Index for the period prior to its inception on March 14,
2011 is pro forma simulated performance and is derived by using the Index's calculation methodology with historical prices. The WTI and Brent Front Month
Futures returns reflect the calculation methodology applied in the S and P
500[R] Oil Hedged Index and reflects the cost of rolling between futures contracts.

Benefits of investing in the ETNs

[] Reduced risk of tracking error: Performance of the ETNs is calculated based on the benchmark index, less applicable tracking fees.
[] Price transparency: The ETNs are exchange traded instruments with real time pricing.
[] Index Rebalancing: Maintains equal exposures to equities and crude oil upon each monthly rebalancing.
[] Exposure to two different crude oil futures contracts: An investment in the
ETNs provides exposure to both WTI and Brent futures contracts, which could provide investors with certain diversification benefits relative to exposure to a single crude oil futures contract.
[] Liquidity: The ETNs are listed on NYSE Arca and therefore may have a more liquid trading market than unlisted securities.

What are some of the key risks of an investment in the ETNs?

[] The ETNs may result in a loss of some or all of your investment.
[] Because each dollar invested in the ETNs results in one dollar of notional exposure to the S and P 500 Total Return Index and one dollar of notional exposure to the crude oil futures contracts, the ETNs provide leveraged exposure and you should be aware that any percentage declines in the S and P 500 Total Return Index and crude oil futures prices are additive, such that, for example, a 40%
decline in the S and P 500 Total Return Index and a 60% decline in the crude oil futures prices would result in a total loss of your investment in the ETNs.
Depending on the index closing level on the applicable valuation date, you could lose a substantial portion or even all of your investment.
[] The ETNs are exposed to the prices of two different crude oil futures contracts, which are affected by many factors, including global supply and demand for crude oil, currency exchange rates and geopolitical and macroeconomic conditions.  The two crude oil futures contracts may be affected differently by any of these factors.
[] The ETNs are unsecured debt obligations of Morgan Stanley and therefore are subject to the credit risk of Morgan Stanley.
[] The ETNs will be automatically redeemed by Morgan Stanley if the intraday indicative value of the ETNs at any time during any index business day has declined by at least 50% from the closing indicative value as of the most recent rebalancing date (or the stated principal amount per ETN if no rebalancing date has occurred since the inception date), and the next index business day will be the valuation date.  This automatic redemption may result in a loss to you and the ETNs will not benefit from any subsequent increase in the value of the Index.
[] The ETNs may not have an active secondary market and may not continue to be listed over their term.
[] The payment on the ETNs at maturity or call, or upon early repurchase, is linked to the Index closing level and not to the published intraday indicative value of the ETNs.
[] Your right to obligate us to repurchase the ETNs on a weekly basis is subject to a substantial minimum size restriction of at least 100,000 ETNs and a Repurchase Fee of 0.125%  of the applicable Repurchase Settlement Amount as of the Repurchase Valuation Date.  Liquidity could be limited if you hold less than the minimum amount of ETNs.
[] The ETNs may be repurchased by the Issuer at any time, resulting in a loss of some or all of your investment.
[] You will not know the Repurchase Settlement Amount that you will receive at the time you elect to request that we repurchase your ETNs.
[] Significant aspects of the tax treatment of the ETNs are uncertain.
[] Changes in the values of the Index constituents may offset each other.

Morgan Stanley ETNs are debt securities subject to credit risk and not equivalent to exchange traded funds or ETFs that are typically registered investment companies that hold an underlying portfolio of securities.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section of the pricing supplement for the ETNs and the prospectus supplement and prospectus that accompany such pricing supplement.

This material is provided by Morgan Stanley or its affiliate ("Morgan
Stanley"). Products and services mentioned in this publication may not be available for residents of certain foreign jurisdictions. An investment in
Morgan Stanley ETNs involves risks, including possible loss of principal. For a description of the restrictions relating to the ETNs and the primary risks see the applicable pricing supplement. The financial instruments described herein may not be suitable for all investors and suitability should be determined for each investor. Past performance is not indicative of future returns. No representation or warranty is made that any returns indicated will be achieved.

This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult their own advisors on these matters. In the U.S., securities underwriting, trading and brokerage activities and M and A advisory activities are provided by
Morgan Stanley and Co. LLC, a registered broker/dealer that is a wholly owned subsidiary of Morgan Stanley, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC.

Morgan Stanley has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this material relates. Before you invest, you should read the prospectus in that registration statement, the applicable pricing supplement, prospectus supplement and other documents Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and that offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Morgan
Stanley will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649, or you may request a copy from any other dealer participating in the offering.

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